Exhibit 4.15

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED BECAUSE SUCH INFORMATION (i) IS NOT MATERIAL AND (ii) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED. EXCLUDED INFORMATION HAS BEEN MARKED AT THE APPROPRIATE PLACES AS FOLLOWS: [*****]

RESEARCH AGREEMENT

This Research Agreement (“Agreement”) is made and entered in Jerusalem as of May 12, 2019 (the “Effectivev Date”), by and between Enlivex Therapeutics Ltd., a company duly incorporated under the laws of the State of Israel having its registered office at 14 Einstein St. Ness-Ziona, Israel (the “Company”) AND:

Cell Generation (C-G) Ltd. (Registration No. 515999373), a company duly incorporated under the laws of the State of Israel [*****], Israel (the “C-G”),

Each of the parties above may be referred to as “Party” or “Parties”

Whereas:	The Company wishes that C-G, employing the services of Prof. Dror Mevorach, who shall serve as the principal investigator (the “Investigator”) carry out the Study, as defined below, in accordance with the Protocol, as defined below; AND

Whereas:	C-G agrees to carry out the Study, employing the services of the Investigator; AND

Whereas:	The Parties agree to comply with the terms specified in the Ministry Guidelines, as defined below, including without limitation Appendix 4 to the Guidelines and other applicable Israeli laws, rules and regulations;

NOW, THEREFOR, the parties agree, declare and stipulate as follows:

1.	THE PREAMBLE AND DEFINITIONS:

1.1.	The Preamble to this Agreement and all its Schedules constitute an integral part thereof. The terms specified in the Preamble, which are defined hereinafter, shall be interpreted according to the meaning ascribed to them hereinafter.

1.2.	In addition to terms defined elsewhere in this Agreement or its Schedules, the following terms shall have the meaning ascribed to them hereinafter:

The “Study”:	the clinical trial detailed in the Protocol.

The “Protocol”:	the Study plan prepared by the Company numbered ENX- CL-00-001, titled [*****] attached to this Agreement as Schedule A as may be amended from time to time in accordance with the terms of this Agreement.

The “Study Staff”:	the personnel, designated by C-G for the performance of the Study.

The “Study Subjects”:	patients participating in the Study.

“MOH”:	the Israeli Ministry of Health.

“Ministry Guidelines”:	the MOH Guidelines titled “Clinical Trials of Human Subjects” issued in February 2016 including all exhibits thereto, as may be amended from time to time or superseded by successor laws, rules, regulations or guidelines.

“Appendix 4”:	Appendix 4 to the Ministry Guidelines titled “Warrants of the Sponsor”, attached to this Agreement as Schedule B.

“ICH-GCP”:	ICH Harmonised Tripartite Guideline for Good Clinical Practice 135/95, dated 17 July 1996.

“Helsinki Declaration”:	World Medical Association Declaration of Helsinki entitled “Ethical Principles for Medical Research Involving Human Subjects”, as amended and modified from time to time.

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In this Agreement, (including the Schedules hereto), “including”, “includes” means including, without limiting the generality of any description preceding such terms.

2.	PRE-CONDITION:

It is a condition precedent to the validity of this Agreement that this Agreement shall come into effect only after approval is received from the relevant Helsinki Committee (“EC”). The performance of the Study shall commence only after the Committee approved the Study. Each of the Parties and the Investigator shall comply with all the requirements of the relevant EC and shall execute such assurances and other documents as such EC may request to be executed thereby.

3.	THE STUDY:

3.1.	Compliance. C-G undertakes to perform the Study, employing the services of the Investigator, at the facilities of C-G, in compliance with the following: (1) the Study Protocol; (2) the Ministry Guidelines; (3) the instructions and terms specified in the EC’s approval; (4) the ICH-GCP; (5) the Helsinki Declaration; (6) any other applicable laws, rules, regulations, standards and guidelines regulating such studies which are applicable in Israel; and the (7) written instructions and prescriptions issued by the Company. Should any contradiction arise between the Ministry Guidelines and the Protocol or this Agreement, the Ministry Guidelines shall prevail.

3.2.	Conduct. The Study will be conducted in a manner required of a reasonable and prudent clinical investigator(s) or physician(s). The Study shall be managed by the Investigator at C-G’s facilities. C-G shall ensure that only qualified and trained staff in the scope of Study activities will be allowed to participate in the performance of the Study. C-G, through the Investigator, may designate one or more members of the Study Staff as sub-investigator(s), subject to the prior written approval of the Company, which will not be unreasonably withheld, delayed or conditioned (each, a “Sub-investigator(s)”). C-G shall take reasonable steps to ensure that all members of the Study Staff (including any Sub-investigator) are informed of their obligations pursuant to this Agreement and shall be responsible for their performance hereunder and compliance with the terms of this Agreement.

3.3.	Successor Investigator. In the event that the Investigator, shall be unable to conduct the Study, or shall cease to be available for the conduct of the Study and for the performance of the undertakings set forth in this Agreement, C-G shall use reasonable commercial efforts to appoint, within [*****] of the Investigator becoming unavailable as aforesaid, a successor investigator who is suitably qualified and whose identity shall be approved in advance by the Company, such approval not to be unreasonably withheld, delayed or conditioned (the “Successor Investigator”). Any Successor Investigator must agree to comply with the terms and conditions of this Agreement. Should C-G not be able to appoint such Successor Investigator within the said period, each of the Company and C-G shall be entitled to terminate this Agreement without further liability to either Party. In the event of such early termination, the Company shall pay C-G the agreed Remuneration, as defined below, for work already performed (as specified in Section 9.5 below), and substantiated out-of-pocket costs arising from non-cancelable commitments and/or expenses incurred by C-G prior to such early termination with regard to the performance of this Agreement.

3.4.	No warranty of results. For the removal of doubt, it is hereby clarified that nothing specified in this Agreement shall be construed as a warranty by C-G that the Study’s results shall be useful in any manner or commercially exploitable.

3.5.	Informed Consent. C-G and the Investigator shall ensure that each and all of the Study Subjects (or their authorized legal representatives) shall have given their written informed consent to participate in the Study, prior to their participation in the Study. The Company and/or its designee shall provide the form of the informed consent to be used for the Study, which shall be subject to the approval of the relevant EC (“ICF”). In the case of modifications to the form of ICF, the Investigator shall provide the Company with an opportunity to review and approve the revised ICF. Without derogating from the generality of the foregoing, it is agreed that such informed consent shall be obtained: (i) in circumstances in which the prospective Study Subject (or his or her representative as aforesaid) is given reasonable and sufficient opportunity to consider whether or not to participate in the Study; and (ii) in compliance with all applicable laws, regulations, standards and guidelines.

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3.6.	Duty to Inform. C-G shall take all practicable steps to ensure that any person involved in the performance of the Study is informed of his or her obligations pursuant to this Agreement and agrees to abide by the terms of this Agreement.

3.7.	Debarment. C-G and the Investigator represent and warrant that, neither they, nor, to the best of C-G’s knowledge any of the Study Staff, have ever been: (a) debarred, disqualified or banned from conducting clinical studies; or (b) threatened to be debarred or indicted for a crime or otherwise engaged in conduct for which a person can be debarred, disqualified or banned as aforesaid. C-G agrees to promptly notify the Company in writing in the event of any such debarment, threat or indictment occurring during the term of this Agreement. During the term of this Agreement, C-G agrees not to employ or otherwise engage any individual who will be performing any work under this Agreement who has been (i) debarred or (ii) convicted of a crime for which a person can be debarred.

3.8.	Biological Samples. “Biological Samples” means blood, fluid, cells and/or tissue samples and tangible materials directly or indirectly derived from such samples, collected from Study Subjects. C-G and Investigator will collect and provide to Company Biological Samples obtained from Study Subjects as set forth in the Protocol, the ICF and as approved by the EC, for the purpose of performance of the Study. Company undertakes with respect to such Biological Samples provided to it, as follows: (i) the Biological Samples shall be used solely for the purposes expressly detailed in the Protocol, ICF and Committee approval; (ii) upon completion of Company’s research and development activities as described in the Protocol with respect to the Biological Samples, Company at its own cost and expense shall destruct and/or otherwise dispose of all unused Biological Samples; (iii) it shall not transfer and/or sell and/or lease to any third party and shall not otherwise commercialize the Biological Samples and/or any part thereof, and/or shall not allow any third party, other than its subcontractors who are bound by similar restrictions, to use or examine the Biological Samples, for whatever purpose. Company shall at all times retain the Biological Samples in a safe manner and shall take reasonable actions to protect the Biological Samples from unauthorized access or use, theft, and misuse. Company shall handle and use Biological Samples in compliance with all applicable Israeli laws, rules and regulations (including all Israeli Ministry of Health regulations and/or guidelines) pertaining to Biological Samples and the use thereof.

3.9.	The Protocol. The Company reserves the right to amend the Protocol at any time, any such amendment submitted by the Company to be pre-approved in writing by C-G and the EC. C-G and the Study Staff shall not deviate from any aspect of the Protocol without the prior written consent of the Company, except where necessary to protect the safety or welfare of Study Subjects. In such event, the Investigator shall promptly notify the Company and its designee of such deviation and any requested changes to the ICF, which changes must be approved by the Company in advance.

3.10.	No Conflict of Interest. Where the C-G is subject to professional and/or employment rules (such as conflicts of interest or ethics policies) established by C-G and/or others, C-G shall cause Investigator to represent that he shall comply fully with such rules, including, as applicable, obtaining any required approval(s) prior to initiating the research and making any required reports. C-G further represents no collateral benefit has been offered to it for participating in the Study, such as promises of gifts, future employment, or travel that is not related to the Study; and no gifts or other benefits have been offered to any of C-G employees’ family members. C-G agrees to promptly advise the Company in writing in the event any such conflicts of interest should arise during the term of this Agreement.

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3.11.	Company will provide for each subject (including Study Subject and C-G Recruitments (as defined below)), at Company’s expense, procedure-insurance, volunteer-personal payment and transportation.

4.	ADVERSE EVENT:

4.1.	In the event one or more of the Study Subjects sustain any adverse event related to the Study, the Investigator shall inform the EC and/or the authorized national health authorities. In the event one or more of the Study Subjects sustains any adverse event related to the Study, other than the expected adverse events that occur in leukaphersis, the Investigator shall inform the Company and/or the EC and/or the authorized national health authorities. The Investigator and C-G are also entitled to immediately cease the performance of the Study and report their decision to the Company.

4.2.	In the case of any SAE or SUSAR, the Company will immediately take all measures at its disposal, to evaluate the risk to the other Study Subject and will instruct the Investigator which measures to take with regard to that risk and the Investigator and C-G shall provide the Company with all reasonable assistance and shall promptly take all measures as may reasonably be required by the Company with respect thereto.

5.	CONFIDENTIALITY:

5.1.	All information marked in writing by the Company as “confidential” and obtained by C-G, the Investigator and/or the Study Staff from or on behalf of the Company in connection with the Study (collectively “Confidential Information”) shall be treated as confidential both during the Study and for a period of [*****] following its expiration or termination for any reason. It is agreed that the Protocol and the Results and the Company IP (as such terms are defined below) shall be deemed to be Confidential Information (whether or not marked confidential). The Confidential Information shall not be disclosed to any third party without the prior written approval of the Company or be used other than for the activities and/or purposes of this Agreement. Each of C-G and the Investigator shall safeguard Confidential Information with the same degree of care that C-G maintains or protects its own confidential information, but in any event, no less than a reasonable degree of care. The foregoing obligations of non-disclosure and non-use shall not apply to the extent that such information (i) is, or becomes part of the public domain through no act or omission of the Investigator and or C-G and/or (ii) was lawfully obtained by C-G or by the Investigator from another source that is not bound by confidentiality obligations to the Company; (iii) was already known to C-G from a source that is not bound by any obligation of confidentiality, prior to the time of disclosure by the Company, as evidenced in written records at the time of disclosure; or (iv) was independently discovered or developed by C-G, outside the scope of this Agreement, without use of and/or reference to Confidential Information of the Company, as evidenced by written records.

5.2.	Notwithstanding the foregoing, C-G and the Investigator may disclose Confidential Information: (i) to those of the Study Staff and C-G’s employees, agents or subcontractors who have a “need to know” such information for the performance of the Study and/or for the fulfillment of C-G’s obligations hereunder, provided that the aforementioned are legally bound by similar confidentiality and non-use obligations and further provided that C-G shall remain responsible for unauthorized disclosure and/or use of the Confidential Information by any such person and/or entity; or (ii) if such Confidential Information is required to be disclosed by any law, rule, regulation, court order, or by the MOH and any other competent authority, provided that C-G or the Investigator, as the case may be, promptly, in accordance with applicable law, notifies the Company thereof in order to enable the Company to seek an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such information. In any event such disclosure shall be made to the minimum extent required.

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5.3.	At the request of the Company, C-G shall return to the Company, or destroy (at the Company’s election) all Confidential Information and all copies or other manifestations of Confidential Information in the possession or control of the Investigator, C-G and/or the Study Staff, except for documents and/or materials that C-G is required to retain pursuant to this Agreement and any applicable law or regulation.

5.4.	Each of the Parties undertakes to comply with its respective obligations under all applicable laws, regulations and guidelines governing the confidentiality and privacy of all individually identifiable personal and health information, including the Patient’s Rights Law 1996, the Israeli Protection of Privacy Law, 1981 and any regulations and rules promulgated under the foregoing, to the extent applicable to such Party. It is hereby agreed that neither C- G nor the Investigator shall release any details of the identity of Study Subjects and the Company undertakes that if, for any reason whatsoever, it should become privy to individually identifiable health information of any Study Subjects, it shall maintain such information confidential and may only use such information as permitted in the Study Subjects’ authorization or ICF and in accordance with applicable laws, regulations and guidelines as aforesaid.

5.5.	In the event of violations or unauthorized disclosures by C-G, the Investigator or other Study Staff, notification must be given to the Company and the Committee promptly upon becoming aware thereof.

This provision shall survive the termination of this Agreement for any reason whatsoever.

6.	REPORTS AND RECORD KEEPING:

6.1.	During the course of the Study, the Investigator shall meet with the representatives of the Company during normal working hours, and as reasonably required in order to report to the Company and to update the Company on an ongoing and continuous basis with respect to the performance of the Study. The Investigator shall provide the Company and/or its designee with properly completed electronic case report forms within 7 (seven) business days after each visit by a Study Subject.

6.2.	Subject to Section 5.2 above, C-G agrees to permit representatives of the Company and/or its designee to examine its facilities and to examine all data, documents, records and work product relating to the Study procedures, in order to determine their adequacy, validate case reports against original data in its files and to monitor work performed to the extent relevant or necessary to ascertain compliance with the Protocol applicable laws and regulations and the terms of this Agreement. Such inspection shall be coordinated in advance with C-G, shall take place in times and dates mutually agreed upon and shall be conducted in a reasonable manner that shall, not unreasonably interfere with or disturb the work and activities being conducted by C-G.

6.3.	C-G shall permit any regulatory authority access to its facilities and any Study related documents, records and data and to make copies of such documents, records and data. C-G and the Investigator shall cooperate with any such inspection. If permitted, the Investigator and/or C-G shall promptly notify the Company in writing if any regulatory authority schedules an inspection or, without scheduling, commences an inspection as aforesaid. To the extent permissible by the relevant regulatory authority, the Company and/or its designee shall be permitted to be present in such inspection to the extent relating to the Study. In addition Company shall be entitled to review and provide comments to any correspondence with or to a regulatory authority relating to the Study.

6.4.	C-G and the Investigator shall take any reasonable action requested by the Company to cure deficiencies noted during an audit or inspection. C-G shall (and shall procure that the Investigator shall, where applicable): (i) prepare and maintain complete and accurate written records, accounts, notes, reports and data of the Study, including source data and case report forms (on case report forms supplied by the Company, and any correspondence with the EC, the MOH and any other regulatory authorities (collectively, “Study Records”) in accordance with the Protocol and applicable laws, regulations and guidelines; and (ii) retain all such Study Records after completion of the Study for such period as determined by any applicable law or regulation, which is 15 (fifteen) years according to the Ministry Guidelines. Upon termination of the said retention period, C-G shall transfer all such Study Records to the Company, or if so requested by the Company, destroy such Study Records. In no event shall any Study Records be discarded or destroyed without first notifying the Company and receiving its instructions.

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6.5.	Without derogating from the foregoing in Section 6.3 above, C-G shall notify and provide the Company with copies of any inquiries, correspondence or communications to or from any governmental or regulatory authority related to the Study within [*****] from dispatch and/or receipt thereof (as the case may be).

7.	PUBLICATIONS

7.1.	Notwithstanding Section 5 above (Confidentiality), publication of the Results (as defined below) in scientific literature is encouraged and the Investigator shall be entitled, consistent with accepted academic and/or scientific standards, to publish the Results in scientific journals, manuscripts or at scientific meetings, subject to the stipulations set forth herein (each, a “Publication”).

7.2.	The Company reserves the right to review any paper written utilizing data generated from the Study prior to such paper’s presentation or submission for publication purposes.

7.3.	C-G and/or Investigator, will ensure that, as required by accepted academic and/or scientific standards, each Publication will adequately acknowledge and appropriately reflect the contribution of the investigators, researchers and/or employees of each of the Company, C-G and/or the source of the information included therein, in accordance with customary scientific practice.

7.4.	At least [*****] prior to submitting or presenting a manuscript or other materials relating to the Study to a publisher, reviewer, or at a scientific meeting, C-G shall provide the Company a copy of all such manuscripts and materials. The Company shall have the right, within [*****] to: (i) review and comment on any proposed Publication, and C-G and/or the Investigator (as the case may be) will give due consideration to the Company’s comments and make its/his/her best efforts to take them into account, but C-G and/or Investigator shall maintain the final editorial discretion with regard to the content of any such Publication; and/or (ii) object to the proposed Publication because it contains Confidential Information for which patent protection should be sought (prior to publication), or which should be held confidential. Upon the Company’s written request any Confidential Information shall be deleted from such Publication and/or the Publication will be withheld for an additional [*****], at the request of the Company, where the Company considers such delay necessary for the protection of its intellectual property rights.

7.5.	Without derogating from the foregoing, C-G and the Investigator acknowledge that the Study is a part of a multi-center study and the Company wishes to publicize a joint publication which includes results of all sites, hence none of the Investigator, C-G, nor any member of the Study Staff shall publicize the Results before the first joint publication, unless such publication is not published within [*****] from the completion of the Study at all Study sites, unless permitted by the Company.

7.6.	The Company undertakes, that should it publicize the Results, it shall publish them in full as required by applicable law, regulations and guidelines and avoid quoting matters out of context.

8.	STUDY RESULTS, PROPRIETARY RIGHTS AND INVENTIONS:

8.1.	Each of the Parties declares and covenants that it has all powers, rights and title required to enter into this Agreement and that to the best of its knowledge, there is no legal or contractual impediment preventing such Party from entering into this Agreement.

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8.2.	With the exception of the Study Subject’s personal and confidential medical records, all rights, title and interest in and to the Confidential Information, as well as in and to all Study Records, and documents (including completed case report forms) and Study results generated from the Study (collectively, the “Results”) is and shall remain the sole and exclusive property of the Company and shall not be disclosed by C-G, Investigator and/or anyone on their behalf, to any third party without the prior written approval of the Company.

8.3.	Any inventions, discoveries, improvements, developments, and know how (whether patentable or not) made, developed or conceived by C-G and/or Study Staff and/or representatives and/or agents alone or together with others, as a result of the work and/or activities performed during the course of the Study in accordance with the Protocol and/or relating to the Study and/or relating to Confidential Information of the Company, as well as all patent applications, patents, copyright and other intellectual property relating to any of the foregoing (“Company IP”) shall be promptly disclosed to the Company and shall become the Company’s sole and exclusive property. As between the Parties, all other inventions which do not constitute Company IP, developed by C-G and/or the Investigator and/or the Study Staff shall remain and/or become the property of C-G.

8.4.	It is expressly agreed that neither Party, transfers by operation of this Agreement to the other Party hereto any patent right, copyright or other proprietary right which either Party hereto owns, except as specifically set forth herein. Nothing contained herein shall be deemed to grant the Investigator, C-G a license to use the Results and any Company IP (if any) for any purposes whatsoever except for the performance of the Study pursuant hereto, and/or pursuant to Section 8.5 below.

8.5.	For the removal of doubt, nothing contained in this Agreement shall prevent C-G and/or the Investigator and/or the Study Staff from using the Results for internal non-commercial academic research or any other scholarly purposes only, both during the term of this Agreement and following its termination subject to the provisions of Section 5 above (Confidentiality) and Section 7 above (Publications) above.

9.	TERM AND TERMINATION:

9.1.	The term of this Agreement shall commence on the Effective Date until the Study is either completed according to the Study Protocol and submission of all reports, case report forms and other documentation required hereunder, or if earlier, until terminated by any of the Parties pursuant to this Section 9.

9.2.	Either Party shall have the right to terminate this Agreement for any reason or without reason at any time upon [*****] prior written notice to the other Party, and in accordance with the terms of Sections 9.5 - 9.6 below.

9.3.	Notwithstanding the foregoing, in the case of any suspicion of or the occurrence of an SAE, SUSAR and/or to protect the safety of the patients participating in the Study, and depending on EC written evaluation indicating such an action, the Company may terminate the Study and/or this Agreement immediately by written notice to C-G; or pursuant to Section 3.3 (Successor Investigator) above.

9.4.	Without derogating from C-G’s rights according to any law, C-G reserves the right to terminate this Agreement, without further liability, in the case of the cancellation or expiration of the approvals specified in Section 2 above.

9.5.	In the event such early termination of this Agreement for any reason, the Company shall pay C-G all the following payments: (i) the agreed Remuneration according to Schedule C, for work actually performed in accordance with this Agreement until the effective date of termination; and (ii) in the event of such early termination which is not due to a breach of this Agreement by C-G, the Company shall reimburse C-G for [*****], and (iii), the balance between the aggregate amount of Remuneration and the Advance (as defined below) (plus VAT) actually paid to C-G, and the amount of [*****], in consideration for any expenses incurred by C-G in preparation for the Study.

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9.6.	Subject to Section 9.5 above, upon termination of this Agreement for any reason, any unexpended funds previously paid by the Company shall be refunded to the Company.

9.7.	Termination of the Study and/or this Agreement for any reason shall not affect any of the rights and obligations of the Company which shall have accrued prior to the effective date of the termination.

9.8.	Upon termination of the Study and/or this Agreement for any reason (and in the case of termination prior to the completion of the Study, subject to any arrangements reached between the Parties with respect to the appropriate phase-out for Study Subjects):

9.8.1.	C-G and the Investigator shall cease enrolling patients in the Study and shall cease conducting procedures on Study Subjects; and

9.8.2.	C-G shall deliver to the Company all Confidential Information and all copies or other manifestations of Confidential Information in the possession or control of the Investigator and/or C-G, except for documents and/or materials that C-G, is required to retain pursuant to Section 6.4 above.

10.	REMUNERATION:

10.1.	In consideration for C-G’s fulfilment of its obligations hereunder and the performance of the Study, the Company shall pay C-G:

10.1.1.	the total amount, [*****], for each complete individual collection (the “Collection Remuneration”);

10.1.2.	[*****] for each individual with a screening failure (the “Screening Remuneration”); and .

10.1.3.	It is specifically agreed that Company is able to handle at least [*****] Study Subject per week. In the event that C-G is required to recruit suitable Study Subjects (“C-G Recruitments”), so long as they comply with the requirements of this Agreement the Company will pay C-G an additional payment in the amount of [*****] for each Study Subject recruited by C-G (the “Recruitment Remuneration”).

All as specified in the budget and payment schedule attached to this Agreement as Schedule C and constituting an integral part hereof. The Collection Remuneration, the Screening Remuneration and the Recruitment Remuneration shall hereinafter be referred to as the “Remuneration”.

10.2.	Payment of the Remuneration shall be made within [*****] of receipt by the Company of a payment request issued by C-G, providing a breakdown of the number of Study Subjects, visits and activities performed and corresponding fees and costs, in accordance with the payment schedule in Schedule C. Within [*****] of the Effective Date, the Company shall pay C-G a non-refundable advance in the amount of ILS 430,000, plus VAT (the “Advance”).

10.3.	C-G shall provide the Company with a receipt for each payment made by the Company.

10.4.	For the removal of doubt, it is hereby clarified that the Remuneration set out in Schedule C hereto constitutes the sole consideration payable by the Company under this Agreement for the performance of the Study and is inclusive of all applicable taxes and overhead, excluding Value Added Tax. C-G shall be responsible for the allocation and distribution of the payments hereunder and the Company shall have no obligation in connection therewith, nor shall the Company be liable in any respect for such allocation or distribution to the Investigator, Sub-investigators or other Study Staff, or subcontractor of C-G. It is understood and agreed that no payment and/or reimbursement will be made by the Company for patients enrolled into the Study in violation of the Protocol, or for whom serious deviations from the Protocol are made.

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10.5.	The Company shall deduct and withhold any withholding taxes or similar taxes required to be so deducted and withheld from any payment to C-G pursuant to this Agreement at the tax rate prescribed by applicable law, or at the reduced rate specified in any certificate (if any) furnished to the Company by C-G. The Company shall pay such taxes to the proper taxation authority and furnish C-G with a certificate or other evidence of the deduction and payment thereof.

10.6.	The Company shall reimburse Study Subjects for all necessary costs of medical treatment required by any Study Subject for any illness or condition caused by the proper performance of any procedures required to be performed under the Protocol, provided that such procedure is performed in accordance with the Protocol and the terms of this Agreement and without gross negligence or willful misconduct, or failure to act on the part of C-G, the Study Staff or the Investigator (“Hospitalization Expenses”), provided, however, that such expenses are not covered and/or undertaken by any healthcare program or other insurance of the relevant Study Subjects. The Hospitalization expenses shall be paid by Company to the Study Subjects directly.

11.	CLAIMS, LIABILITY AND INSURANCE:

11.1.	The Company shall bear sole responsibility and bear any payment and/or compensation and/or liability for any damage whatsoever caused to any person, as a result of the performance of the Study in accordance with the Protocol, except and to the extent that such damage is attributable to any of the causes set out in Sections 11.2.1 and 11.2.2 below.

11.2.	The Company shall indemnify and hold harmless, C-G, the Study Staff, the Investigator and their employees and/or agents and/or officers and/or representatives of C-G involved in the performance of the Study (collectively, the “Indemnified Parties”) from and against any and all claims, demands, causes of action and suits of whatsoever kind or nature based on damages claimed to have been caused as a result of the following: (i) the performance of the Study; (ii) the performance of any procedures prescribed in the Protocol and/or pertaining to the Study; and/or (iii) the use by the Company of the Results of the Study (the “Loss”). The above indemnity shall not apply where:

11.2.1.	The Loss was caused as a result of the gross negligent or wrongful act or omission, malfeasance or willful misconduct of C-G, the Investigator and/or any member of the Study Staff and/or any other Indemnified Party involved in the performance of the Study.

11.2.2.	The Loss was caused as a result of a failure, by C-G, the Investigator, any member of the Study Staff and/or any other Indemnified Party or anyone in their behalf, to comply with the terms of this Agreement and/or the Protocol and/or with any applicable laws, regulations, guidelines or other governmental requirement.

11.3.	The Company shall pay all reasonable expenses associated with any proceedings taking place as a result of a complaint and/or legal claim submitted by any person in respect of any Loss in respect of which the Company is obligated to indemnify the Indemnified Parties pursuant to Section 11.2 above.

11.4.	In the event of any complaint and/or legal claim for which indemnification is sought under Section 11.2:

11.4.1.	C-G undertakes to notify the Company in writing [*****] business days from the day C-G, and/or the Investigator acquired such knowledge, of any claim, or injury relating to the Study in respect of which indemnification may be sought pursuant to Section 11.2 above;

11.4.2.	the Indemnified Parties shall cooperate with Company in the investigation and defense of any such claim or suit relating to the Loss and shall not settle any such claim or suit without the prior written consent of the Company;

11.4.3.	the Company shall have the exclusive right to control the defense and/or settlement of any such claim or suit, including without limitation the right to select defense counsel, provided that the Company shall not agree to any settlement or consent judgment which requires an admission of liability or wrongdoing by an Indemnified Party or that imposes any restrictions or obligations on the part of any Indemnified Party, without the consent of such Indemnified Party (such consent and approval not to be unreasonably withheld, conditioned or delayed). The Indemnified Parties shall be entitled, at their sole discretion, to select and obtain representation by separate legal counsel, at their sole cost.

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11.5.	Without derogating from its liabilities stated above, the Company shall at its own expense purchase and maintain a Clinical Trial Insurance policy to insure its legal liability pursuant to this Agreement, including this Section 11 acquiring an on claims made basis – for the period of this Agreement plus an additional extended reporting period until the statute of limitations term of any Loss have elapsed according to the Israeli Statute of Limitations Law and up to 7 years. Such insurance shall be in reasonable amounts which shall not be less than [*****] and on reasonable terms in the circumstances, having regard, in particular, to the nature of the Study and the requirements set forth in the MOH Guidelines. The named insured under such insurance shall be the Company, C-G and shall include the Investigator and the other Indemnified Parties, in accordance with and subject to the MOH Guidelines. The policy or policies so issued shall include a “cross-liability” provision pursuant to which the insurance is deemed to be separate insurance for each named insured (without right of subrogation as against any of the insured under the policy, or any of their representatives, employees, officers, directors or anyone in their name) and shall further provide that the insurer will be obliged to notify C-G in writing at least [*****] in advance of the expiry or cancellation of the policy or policies.

This Section 11 shall survive the termination of this Agreement and remain in full force and effect.

12.	LIMITATION OF LIABILITY:

NOTWITHSTANDING ANYTHING ELSE TO THE CONTRARY IN THIS AGREEMENT, HOWEVER WITHOUT DEROGATING IN ANY WAY FROM COMPANY’S INDEMNITY OBLIGATIONS OR FOR LIBAILITY RESULTING FORM BERACH OF SECTION 5 (CONFIDENTIALITY) ABOVE, NITHER OF THE PARTIES SHALL BE LIABLE TO THE OTHER PARTY FOR LOSS OF PROFITS, FOR LOSS OF CONTRACTS, LOSS OF GOODWILL OR OTHER SPECIAL, INDIRECT OR CONSEQUENTIAL LOSS WHETHER ARISING FROM NEGLIGENCE, BREACH OF CONTRACT OR HOWSOEVER ARISING IN CONNECTION WITH THIS AGREEMENT.

13.	LAW AND VENUE:

Any dispute between the Parties, including its breach and/or its implementation and/or its termination, shall be decided exclusively by the competent court of law in Tel-Aviv-Jaffa, Israel which shall have exclusive jurisdiction and the law that shall apply shall be the statutes and laws of the State of Israel.

14.	SHARE HOLDINGS, PURCHASE OPTION:

14.1.	C-G hereby represents and warrants that as of the Effective Date, the issued and outstanding share capital of the Company is owned by the Investigator .

14.2.	C-G shall not issue any of its equity, directly or indeirectly (including stock, options, warrants, convertible securities) without prior consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned.

14.3.	C-G shall take all necessary steps so as to ensrue that the Investigator shall, without prior consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned transfer any of its C-G shares, other than to family members,.

14.4.	The Company shall have the option to acquire all of the outstansding shares of C-G. The exercise price of the option shall be defined in good faith by an appraiser acceptable to both parties. The option could be exercised starting on the [*****] of this Agreement, and any extension thereof.

Confidential

15.	MISCELLANEOUS:

15.1.	Superiority. Should any contradiction arise between the provisions of this Agreement and any of its Schedules, including the Protocol, the payment schedule and/or any other document executed in connection with this Agreement, save for Appendix 4 and for the Study Protocol which shall govern with respect to the medical and clinical aspects of the conduct of the Study, the provisions of this Agreement shall prevail.

15.2.	Non employment; Relationship of the Parties. For the purpose of this Agreement, C-G and/or the Study Staff and/or the Investigator shall be deemed an independent contractor and shall not be considered a partner, agent, employee or representative of the Company. Neither C-G and/or any Study Staff member shall have the power to act for, bind the other or incur obligations on the Company’s behalf without the Company’s prior written consent.

15.3.	Good Faith. Both Parties shall be under a duty to act in good faith in the performance and enforcement of this Agreement.

15.4.	Publicity. C-G, the Investigator and any Sub-investigator(s), Study Staff, support staff, employees and/or agents of C-G, shall not issue, publish or disseminate or cause to be issued, published or disseminated any press release or public communication relating to this Agreement, the Study or any of the transactions contemplated herein or use the name or any trademark, logo or otherwise refer to the Company or any affiliate of the Company without the prior written consent of the Company. C-G and the Investigator shall refer all inquiries from reporters, financial analysts or others, regarding this Agreement, the Study or any of the transactions contemplated herein, to the Company without comment except in such manner as may be approved in advance by the Company in writing.

15.5.	Continuing Obligations. The rights and obligations of each of the Parties hereto under any provision of this Agreement, which is expressly or by implication intended to survive beyond the term of this Agreement, including but not limited to the provisions of Section 7 (Publication), Section 5 (Confidentiality), Section 11 (Claims, Liability and Insurance), Section 8 (Study Results, Proprietary Rights and Inventions and the provisions of Sections 3.8, 4, 6, 9, 10, 11, 12, 13 and 14, shall survive the expiration or termination of this Agreement for any reason.

15.6.	Notices. Except as otherwise provided in this Agreement, all notices permitted or required by this Agreement shall be made in writing and shall be deemed to have been duly served (i) upon personal delivery (ii) upon transmission by facsimile or electronic mail (receipt of which has been orally confirmed by the recipient) except that any notice of termination sent by electronic mail shall also be sent in any other manner set out herein, or (iii) Seven (7) business days after deposit, postage prepaid, return receipt requested, if sent by registered mail and addressed to the address of the Parties set out below or in accordance with such other address information as the Party to receive notice may provide in writing to the other Parties in accordance with the above notice provisions. Any notice given by any other method will be deemed to have been duly served upon receipt thereof.

If to the Company:

Enlivex Therapeutics Ltd.

14 Einstein st, POB 4002 Ness-Ziona, 7414001, Israel Attention :Clinical Operations

Email : info@enlivexpharm.com

Attention : Shmulik Hess

If to C-G: Cell-Generation, Ltd.

[*****]

[*****]

Email: [*****]

Attention: Dror Mevorach, MD

Confidential

15.7.	Assignment. This Agreement is personal to the Parties and may not be assigned without the prior written consent of the other Party. Notwithstanding the above, (i) C-G shall be entitled to assign its rights and obligations hereunder to any legal entity established in connection with or for the benefit of C-G provided that such entity undertakes in writing to be bound by all the terms and conditions of this Agreement; and (ii) the Company shall be entitled to assign its rights and obligations hereunder to any of its affiliates or to any third party in connection with the sale of all or substantially all of its securities or assets, with written notice to C-G, and provided that such assignee undertakes in writing to be bound by all of the obligations of the Company hereunder.

This Agreement shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns

15.8.	Subcontracting. C-G shall not subcontract any service described in this Agreement or any of its obligations hereunder to another entity without the Company’s prior written approval and, in the event of such subcontracting, C-G shall remain responsible for the performance of all of its obligations under this Agreement and for any non-performance of any such obligations by it and/or any such subcontractor. The Company shall be entitled to perform any of its responsibilities hereunder through subcontractors, it being agreed however that the Company shall remain responsible for the performance of such subcontractors vis-à-vis C-G.

15.9.	Captions. Any paragraph or other captions are inserted for convenience only and shall not be considered a part of or affect the interpretation or construction of any of the provisions of this Agreement.

15.10.	Waivers. No course of dealing in respect of, nor any omission or delay in the exercise of, any right, power, or privilege by either Party shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any further or other exercise thereof or of any other, as each such right, power, or privilege may be exercised either independently or concurrently with others and as often and in such order as each Party may deem expedient.

15.11.	Entire Agreement; Amendments. This Agreement, including, without limitation, its Schedules, contains the entire agreement of the Parties with respect to its subject matter. No oral or prior written statements or representations not incorporated herein shall have any force or effect, nor shall any part of this Agreement be amended, supplemented, waived or otherwise modified except in a writing signed by both Parties.

15.12.	Severability. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or unenforceable the Parties shall negotiate in good faith the terms of an alternative legal provision which achieves, to the greatest extent possible, the same effect as the original provision and the balance of this Agreement shall be interpreted as if such provision were so modified.

15.13.	Counterparts. This Agreement may be executed in any number of counterparts (including counterparts transmitted by facsimile), each of which shall be deemed to be an original, but all of which taken together shall be deemed to be an original, but all of which taken together shall be deemed to constitute one and the same instrument.

[Signature page follows]

Confidential

[Signature page of Research Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and each of the undersigned hereby warrants and represents that he or she has been and is, on the Effective Date , duly authorized by all necessary and appropriate action to execute this Agreement.

Cell Generation (C-G) Ltd.:		Enlivex Therapeutics Ltd.:

By:	/s/ Dror Mevorach	By:	/s/ Shmulik Hess
Name:	Dror Mevorach, CSO	Name:	Shmulik Hess, CEO

I the undersigned, Professor Dror Mevorach, hereby declare and confirm that I have read and understood the Agreement, I agree to be appointed as the Investigator for the Study on behalf of C-G, and I undertake to comply with all the conditions, provisions, instructions and stipulations of the Agreement and shall refrain from any act or omission that may constitute or give rise to a breach of the Agreement..

______________

The Investigator

Schedules:

Schedule A - The Protocol

Schedule B - Appendix 4 to the Ministry Guidelines entitled “Warrants of the Sponsor”

Schedule C - Remuneration

Confidential

 Schedule C:

Remuneration

[*****]